press release

ArcelorMittal announces the publication of second quarter and first half 2017 Ebitda sell-side analyst consensus figure

24 July 2017 - ArcelorMittal has today announced the publication of second quarter and first half 2017 Ebitda sell-side analysts’ consensus figure.

The consensus figures are based on analysts’ estimates recorded on an external web-based tool provided and managed by an independent company, Vuma Financial Services Limited (trade name: Vuma Consensus).

To arrive at the consensus figure below, Vuma Consensus has aggregated the expectations of sell-side analysts who, to the best of our knowledge, cover ArcelorMittal on a continuous basis. This is currently a group of between 25-30 brokers.

The listed analysts follow ArcelorMittal on their own initiative and ArcelorMittal is not responsible for their views. ArcelorMittal is neither involved in the collection of the information nor in the compilation of the estimates.

EBITDA consensus estimates

Period	Number of sell-side analysts participation	EBITDA consensus average $ million
2Q 2017	23	$2,155
1H 2017	23	$4,386

The sell-side analysts who cover ArcelorMittal and whose estimates are included in the group consensus outlined above are the following:

  ABN Amro - Philip Ngotho
  Banco Sabadell - Francisco José Rodríguez Sánchez
  Bank of America Merrill Lynch - Cedar Ekblom
  Barclays Bank - Vladimir Sergievskiy
  BBVA - Luis de Toledo
  Berenberg - Alessandro Abate
  Citi - Ephrem Ravi
  Clarkson Platou Securities - Lee McMillan
  Commerzbank - Ingo-Martin Schachel
  Cowen - Novid Rassouli
  Credit Suisse - Michael Shillaker
  Degroof Petercam - Frank Claassen
  Deutsche Bank - Bastian Synagowitz
  Exane - Luc Pez
  Goldman Sachs - Eugene King, Kevin Hellegard
  Grupo Santander - Robert Jackson
  GVC Gaesco Beka - Iñigo Recio Pascual

  ING - Stijn Demeester
  Jefferies - Seth Rosenfeld
  Morgan Stanley - Alain Gabriel
  RBC Capital Markets - Ioannis Masvoulas
  Société Générale - Christian Georges
  UBS – Carsten Riek

Disclaimer
The consensus estimate is based on estimates, forecasts and predictions made by third party financial analysts. It is not prepared based on information provided or checked by ArcelorMittal and can only be seen as a consensus view on ArcelorMittal's results from an outside perspective. ArcelorMittal has not provided input on these forecasts, except by referring to past publicly disclosed information. ArcelorMittal does not accept any responsibility for the quality or accuracy of any individual forecast or estimate. This web page may contain forward-looking statements based on current assumptions and forecasts made by ArcelorMittal or third parties. Various known and unknown risks, uncertainties and other factors could lead to material differences between ArcelorMittal's actual future results, financial situation, development or performance, and the estimates given here. These factors include those discussed in ArcelorMittal's periodic reports available on http://corporate.arcelormittal.com/